Exhibit 99.2      Opinion of Landegger & Baron



                                  May 31, 2001

HUTCHINSON & BLOODGOOD
Certified Public Accountants
101 North Brand Boulevard
Suite 1600
Glendale, California 91203

         Re:      REDLANDS CENTENNIAL BANK

Dear Sir or Madam:

         This letter is being written to amend our March 2, 2001 letter whereby Ms. Beth Sanders, Executive Vice President/Chief Financial Officer of Redlands Centennial Bank (hereinafter referred to as "the Bank") requested that this office furnish you with certain information in connection with your examination of the accounts of the Bank as of December 31, 2000 and as of the date of this letter.

         This office does not serve as general counsel to the Bank. Rather, this office has been retained by the Bank to represent it with respect to certain specific matters. As a result, my communications with the Bank relate only to those standards and this office is not able to provide you with information as to the Bank generally or as to other matters. Additionally, this letter is limited to matters which have been given substantive attention by us, at the request of the Bank, in the form of legal consultation and, where appropriate, legal representation since the beginning of the period being reported upon. We have performed services for the Bank since the beginning of the fiscal year under audit whenever such services involved substantive attention in the form of legal consultation concerning those loss contingencies referred to in the American Bar Association Statement of Policy Regarding Lawyers' Responses to Auditors' Requests for Information (ABA Statement). Beyond that, no review has been made of the Bank's transactions or other matters for the purpose of identifying loss contingencies.

         Subject to the foregoing and the limitations set forth elsewhere in this letter, we advise that as of the date of this letter, this office has not given substantive attention to, or represented the Bank in connection with any pending or threatened litigation except as follows:

         SHARON ROBERTS V. REDLANDS CENTENNIAL BANK:

         Ms. Sharon Roberts was hired by the Bank on January 16, 1997 as a Senior Vice President/Professional Banking Officer pursuant to a written one year employment contract establishing her employment "at will". On February 18, 1998, counsel on behalf of Ms. Roberts filed a civil action against the Bank for Fraudulent Inducement, Breach of Contract and Breach of Covenant of Good Faith and Fair Dealing. Ms. Roberts claims that she had been promised compensation of no less than $150,000.00 a year and would not have left previous employment at Bank of America, even though she was scheduled to be terminated by Bank of America for unsatisfactory performance prior to accepting employment at the Bank. The employment agreement between the Bank and Ms. Roberts is a fully integrated contract that does not provide for any guaranteed income other than her base salary of $75,000.00 per year, commission earnings and a car allowance.

         On May 17, 1999, the Court granted the Bank's motion for summary adjudication thereby dismissing Ms. Roberts' causes of action for Breach of Contract and Breach of the Covenant of Good Faith and Fair Dealing.

         This matter went to trial on Ms. Roberts' Fraudulent Inducement Cause of Action commencing on October 2, 2000. On October 18, 2000, the jury returned a verdict in Ms. Roberts' favor in the amount of $137,000. On October 23, 2000, the jury awarded Ms. Roberts an additional $15,000 as punitive damages. On February 13, 2001, the Court awarded Ms. Roberts $283,369.61 in attorney fees and costs.

         On or about January 18, 2001, our associated counsel, Kent L. Richland of Greines, Martin, Stein & Richland LLP, filed a Notice of Appeal of the Jury Verdict. This appeal will include an appeal at the award of attorney fees and costs.

         Our office has been instructed to vigorously represent the Bank in having the Jury Verdict and Order for Attorney Fees and Costs overturned. We are confident that on appeal there is a great likelihood of a favorable outcome and that the risk of loss is remote. We believe that the denial of the Bank's motion for summary judgment based upon the fully integrated contract was an error in law. Based upon California law and the facts of this case, the Court of Appeals is likely to agree with the Bank's legal position and dismiss the case in its entirety.

         As of the date of this letter, this office has performed services and incurred expenses directly for the Bank of which all have been paid.

         The information set forth is as of the date of this letter, except as otherwise noted, and we disclaim any undertaking, to advise you of changes which may hereafter be brought to our attention.

         This response is limited by, in accordance with, the ABA Statement and the accompanying commentary. It is solely for your information in connection with your audit of the financial condition of the Bank and is not to be quoted in whole or in part or otherwise referred to in any financial statement of the Bank or related documents, nor is it to be filed with any governmental agency or other person, without prior written consent and our approval of the context in which it is so quoted or used. Notwithstanding such limitations, this response may be properly furnished to others in compliance with court process or when necessary in order to defend you against a challenge of the audit by the Bank or a regulatory agency; provided that we are given written notice of the circumstances at least twenty days before the response is to be furnished to others or as long in advance as possible if the situation does not permit such a period of notice, and your complete cooperation in avoiding the necessity of furnishing it if we believe that to be appropriate at the time.

         Any description herein of any "loss contingencies" is qualified in its entirety by the ABA Statement and the accompanying commentary. As we have indicated above, we do not serve as general counsel to the Bank, and the determinations of the Bank as to its public disclosure obligations are not within the scope of our representation of the Bank. Accordingly, while we are available to discuss with the Bank any questions that may arise as to disclosure obligations, and while we advise the Bank of such matters as may come to our attention as significant potential claims against the Bank, we do not generally advise the Bank as to the public disclosure obligations it may have relative to such matter. Additionally, as you are aware, the disclosure provisions of the ABA Statement require some determinations that cannot be properly made by us or as to which reasonable minds may differ. Accordingly, you should not infer from this letter any confirmation or denial that all contingencies that might be viewed by some as requiring disclosures have been disclosed, and we make no comment (either affirmatively or negatively), as to the completeness of the Bank's letter to us insofar as it related to asserted claims or assessments.

         Our posture in this respect is required by the ABA Statement as to the impropriety of responding to general requests as to loss contingencies.


                                             Very truly yours,

                                             /s/ Alfred J. Landegger

                                             Alfred J. Landegger

AJL:kl
cc:      Ms. Beth Sanders  (via facsimile)





                                       3